UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2019 nanometrics

(Exact name of registrant as specified in its charter)

Delaware	000-13470	94-2276314
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1550 Buckeye Drive, Milpitas, California 95035
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 545-6000

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NANO	Nasdaq Global Select Market (Nasdaq)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events

As previously announced, on June 23, 2019, Nanometrics Incorporated, a Delaware corporation (“Nanometrics”), Rudolph Technologies, Inc., a Delaware corporation (“Rudolph”) and PV Equipment Inc., a Delaware corporation and wholly owned subsidiary of Nanometrics (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of specified conditions, the merger of Merger Sub with and into Rudolph (the “Merger”), with Rudolph surviving the Merger as a wholly owned subsidiary of Nanometrics.

In connection with the Merger, Nanometrics filed with the Securities and Exchange Commission (the “SEC”) a definitive joint proxy statement of Nanometrics and Rudolph that also constitutes a prospectus of Nanometrics, dated September 10, 2019 (the “Joint Proxy Statement/Prospectus”), which Nanometrics and Rudolph commenced mailing to stockholders of Nanometrics and stockholders of Rudolph on or about September 12, 2019. Set forth below are supplemental disclosures relating to the Merger.

SUPPLEMENTAL DISCLOSURES

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, two purported class action complaints and three complaints have been filed on behalf of Rudolph’s stockholders against Rudolph and its directors; of those five complaints, three were filed in the United States District Court for the District of Delaware, one in the United States District Court for the District of New Jersey, and one in the United States District Court for the District of Massachusetts. One of those five complaints also names Nanometrics and Merger Sub as defendants. As of the date of this Current Report on Form 8-K, a sixth complaint has been filed on behalf of a Nanometrics stockholder against Nanometrics and its directors in the United States District Court for the Northern District of California. The complaints are captioned as follows: Stein v. Rudolph Technologies, Inc., et al. (D. Del.); Rosenblatt v. Rudolph Technologies, Inc., et al.(D. Del.); Stein v. Rudolph Technologies, Inc., et al. (D. Del.); Parikh v. Rudolph Technologies, Inc., et al. (D.N.J.); Roy v. Rudolph Technologies, Inc., et al. (D. Mass.); and Bryden-Moore v. Nanometrics Inc., et al. (N.D. Cal.). We refer to these actions collectively as the “Shareholder Actions.”

Nanometrics and Rudolph do not believe that supplemental disclosures are required or necessary under applicable laws. However, in order to minimize the expense of defending the Shareholder Actions, and without admitting any liability or wrongdoing, Nanometrics and Rudolph are supplementing the Joint Proxy Statement/Prospectus with the information set forth below (the “Supplemental Disclosures”). The Supplemental Disclosures contained below should be read in conjunction with the Joint Proxy Statement/Prospectus, which is available on the Internet site maintained by the SEC at http://www.sec.gov. Nanometrics, Rudolph and the other named defendants deny that they have violated any laws or breached any duties to Nanometrics’ stockholders or Rudolph’s stockholders. Nanometrics and Rudolph are providing the Supplemental Disclosures solely to eliminate the burden and expense of litigation and to avoid any possible disruption to the Merger that could result from further litigation. Nothing in the Supplemental Disclosure should be deemed to be an admission of the legal necessity or materiality of any Supplemental Disclosure under applicable laws. To the extent that the information set forth below differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information set forth herein supersedes or supplements the information in the Joint Proxy Statement/Prospectus. References to sections herein are references to the corresponding sections of the Joint Proxy Statement/Prospectus; all page references are to pages in the Joint Proxy Statement/Prospectus; and any capitalized terms that are used herein have the same meanings ascribed to them in the Joint Proxy Statement/Prospectus.

Under the heading “SUMMARY—Litigation Relating to the Merger,” the carry-over paragraph at the bottom of page 34 is amended and restated as follows (with new text in bold and underlined):

As of October 10, 2019, five complaints have been filed by purported Rudolph stockholders, and one complaint has been filed by a purported Nanometrics stockholder, challenging the proposed merger. The complaints generally assert claims under Sections 14(a) and 20(a) of the Exchange Act challenging the adequacy of certain disclosures made in the version of this joint proxy statement/prospectus filed with the SEC on August 15, 2019, or, solely with respect to the complaint captioned Roy v. Rudolph Technologies, Inc., et al. (D. Mass.), the version of this joint proxy statement/prospectus filed with the SEC on September 10, 2019. The complaints seek, among other relief, an injunction preventing Rudolph from holding the Rudolph special meeting or consummating the transaction, an injunction preventing Nanometrics from consummating the transaction, damages in the event that the merger is consummated, and attorneys’ fees. For a more detailed description of litigation in connection with the merger, see “The Merger—Litigation Relating to the Merger” on page 135 of this joint proxy statement/prospectus. Nanometrics and Rudolph believe the claims asserted in the complaints are without merit.

Under the heading “THE MERGER—Background of the Merger,” the last full paragraph on page 84 is amended and restated as follows (with new text in bold):

Following that board meeting, in March 2019, Mr. Rhine separately contacted each of Mr. Plisinski and David B. Miller, the chairman of the Rudolph board of directors, by telephone to indicate that if Rudolph was interested in commencing renewed discussions regarding a potential business combination between the two companies, that interest could be communicated directly to the Nanometrics board of directors, and that Mr. Rhine believed the Nanometrics board of directors would be receptive if Rudolph did so. During Mr. Rhine’s conversation with Mr. Miller, Mr. Rhine indicated that it would likely be acceptable to the Nanometrics board of directors that Mr. Plisinski serve as the chief executive officer of the combined company, based on, among other things, Mr. Plisinski’s professional experience, knowledge of the semiconductor industry, and familiarity with both Rudolph and Nanometrics and their respective products and markets.

Under the heading “THE MERGER—Background of the Merger,” the fourth full paragraph on page 89 is amended and restated as follows (with new text in bold):

From June 12, 2019 through June 17, 2019, representatives from the management teams of each of Rudolph and Nanometrics engaged in due diligence calls and meetings, including a presentation from Mr. Plisinski and Steven R. Roth, Rudolph’s chief financial officer, to the Nanometrics board of directors on Rudolph’s business and integration plans. The due diligence presentations between Rudolph and Nanometrics during this time included the areas of legal, finance, accounting, research and development, human relations, operations, manufacturing, and anticipated synergies. Over the course of these meetings, Mr. Roth was identified to serve as the chief financial officer of the combined company based on his strong track record as Rudolph’s chief financial officer, his professional experience and his knowledge of the semiconductor industry, as well as the fact that Nanometrics did not have anyone then serving as its chief financial officer. There was no discussion prior to the execution of the merger agreement of any other specific executive officer designees for the combined company.

Under the heading “THE MERGER—Background of the Merger,” the carry-over paragraph at the bottom of page 90 is amended and restated as follows (with new text in bold):

On June 22, 2019, the Rudolph board of directors held a telephonic meeting with representatives of Rudolph management, Morgan Stanley and WilmerHale. Representatives of WilmerHale reviewed changes to the terms of the merger agreement and related transaction documents since the June 19 meeting of the Rudolph board of directors, including the calculation of the exchange ratio as 0.8042 shares, Nanometrics’ designation of Christopher Seams as the chairman of the combined company’s board of directors and the changes resulting from the decision to have Nanometrics be the legal acquirer and its impact on change in control arrangements of Nanometrics and Rudolph. Representatives of WilmerHale then reviewed the resolutions that would be presented to the board of directors at the meeting of the Rudolph board of directors to be held on June 23, 2019, as well as the Rudolph board’s fiduciary duties in connection with the proposed transaction with Nanometrics. Representatives of Morgan Stanley then reviewed the Rudolph projections and the Nanometrics projections and the extrapolations thereof prepared by Morgan Stanley based on discussions with and guidance from Rudolph management, which had been reviewed and approved by Rudolph management for Morgan Stanley’s use in connection with its financial analysis. For more information about the Rudolph projections, the Nanometrics projections and the extrapolations thereof prepared by Morgan Stanley, see the section entitled “—Rudolph Unaudited Financial Projections” beginning on page 126 of this joint proxy statement/prospectus. Representatives of Morgan Stanley then presented to the Rudolph board of directors Morgan Stanley’s financial analysis of the proposed transaction. Other than identifying Mr. Seams as the chairman of the combined company’s board of directors and Mr. Plisinski as the chief executive officer and a director of the combined company, there were no discussions prior to the execution of the merger agreement between the parties regarding the identity of any of the combined company’s board of directors.

Under the heading “THE MERGER—Opinion of Barclays, Nanometrics’ Financial Advisor—Selected Comparable Company Analysis,” the last sentence of the last paragraph on page 106 and the lists of companies that follow are deleted. The following sentence and table with footnotes are added to the end of the last paragraph on page 106:

The selected comparable companies with respect to Nanometrics and Rudolph were:

	Enterprise Value to Revenue Ratio		Enterprise Value to EBITDA Ratio		Price to Earnings Ratio
	2019E	2020E	2019E	2020E	2019E	2020E
Applied Materials, Inc.	2.80x	2.56x	10.7x	9.4x	13.9x	11.3x
Camtek Ltd. (1)	1.87x	1.66x	8.9x	7.4x	13.4x	11.5x
KLA-Tencor Corporation (2)	4.08x	3.73x	11.4x	10.5x	13.1x	12.0x
Lam Research Corporation (3)	2.87x	2.69x	9.6x	8.7x	12.7x	11.3x
Nova Measuring Instruments Ltd.	2.46x	2.08x	11.4x	8.3x	20.8x	14.8x
Veeco Instruments Inc. (4)	1.63x	1.39x	—	23.4x	—	18.2x
Rudolph Technologies, Inc. (5)	2.36x	2.09x	13.8x	10.2x	21.2x	16.0x
Nanometrics Incorporated (6)	2.44x	2.11x	14.6x	9.3x	23.1x	14.4x

(1)	Pro forma for private placement from Chroma Ate Inc., which closed on June 18, 2019 (1.7 million new shares issued and $16.2 million cash to balance sheet).
(2)	2019 metrics are pro forma for the acquisition of Orbotech Ltd., which closed on February 20, 2019. Cash is presented pro forma for the $121 million cash dividend paid on June 4, 2019.
(3)	Lam Research Corporation convertible debt strike price updated to reflect announcement on June 14, 2019.
(4)	The estimated Veeco Instruments Inc. Enterprise Value to EBITDA Ratio and Price to Earnings Ratio for 2019 were not meaningful due to negative EBITDA and earnings per share values.
(5)	Reflects estimates from Wall Street research analysts rather than the financial projections by Rudolph.
(6)	Reflects estimates from Wall Street research analysts rather than the financial projections by Nanometrics.

Note: The selected comparable companies for Rudolph do not include Rudolph and the selected comparable companies for Nanometrics do not include Nanometrics.

Under the heading “THE MERGER—Opinion of Barclays, Nanometrics’ Financial Advisor—Discounted Cash Flow Analysis,” the first full paragraph on page 108 is amended and restated as follows (with new text in bold):

To calculate the estimated enterprise value of Nanometrics using the discounted cash flow method, Barclays added (and discounted to present values using a range of selected discount rates) (i) the unlevered free cash flows for Nanometrics calculated by Barclays based on the projections by Nanometrics for the stub period from June 22, 2019 through December 31, 2019, and for the fiscal years 2020 and 2021 to (ii) the “terminal value” of Nanometrics as of December 31, 2021. Barclays used the mid-year convention in its discounted cash flow analysis to more accurately reflect the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year. The projected unlevered free cash flows were calculated by Barclays as the amount equal to (a) EBITDA, excluding depreciation and amortization, multiplied by (b) one minus the tax rate, subtracting (c) capital expenditures and changes in net working capital, and adding the impact of (d) depreciation, amortization, and stock based compensation, based on the Nanometrics projections and the amount of such items as set forth in the section entitled “—Nanometrics Unaudited Financial Projections” beginning on page 125 of this joint proxy statement/prospectus. Using the “perpetuity growth” method, the terminal value of Nanometrics was estimated by selecting a range of 2.0% to 4.0% of annual growth rates for Nanometrics in perpetuity after December 31, 2021, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the financial projections by Nanometrics and market expectations regarding long-term growth of gross domestic product and inflation. The range of after-tax discount rates of 11.0% to 13.0% was selected based on an analysis of the weighted average cost of capital, which is referred to as WACC, of Nanometrics and the selected comparable companies. Barclays derived its WACC range for Nanometrics by reviewing certain metrics of Nanometrics, Rudolph, and the selected companies listed in the section entitled “—Selected Comparable Company Analysis” beginning on page 106 of this joint proxy statement/prospectus, including a five-year raw historical weekly beta per Bloomberg (as of June 21, 2019), market value of debt and market value of equity, each based on market data as of June 21, 2019, total capitalization, debt to equity ratio, debt in relation to debt plus equity, cost of debt, a 21% marginal tax rate for each of Nanometrics and Rudolph, marginal tax rates for comparable companies using an assumed marginal tax rate and unlevered beta. Barclays then calculated a range of implied present value prices per share of Nanometrics common stock by subtracting estimated net debt (found by subtracting the value of Nanometrics’ cash and cash equivalents and marketable securities from the principal amount of its total debt, which is zero) as of June 20, 2019, which was an amount equal to approximately $142.4 million, as provided by Nanometrics management, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the diluted number of shares of Nanometrics common stock, calculated using the treasury stock method, and using the number of shares of Nanometrics common stock, Nanometrics options, Nanometrics RSU awards, Nanometrics PRSU awards, and Nanometrics common stock subject to purchase rights under the Nanometrics Employee Stock Purchase Plan outstanding as of June 20, 2019, as indicated in the table below. For purposes of Barclays’ discounted cash flow analysis, based on information provided by Nanometrics management, Barclays assumed there were approximately 25.7 million shares of Nanometrics common stock outstanding on a fully diluted basis.

Under the heading “THE MERGER—Opinion of Barclays, Nanometrics’ Financial Advisor—Discounted Cash Flow Analysis,” the last paragraph on page 108 is amended and restated as follows (with new text in bold, and deleted text shown with a line through it):

To calculate the estimated enterprise value of Rudolph using the discounted cash flow method, Barclays added (and discounted to present using a range of selected discount rates) (i) the projected unlevered free cash flows for Rudolph calculated by Barclays for the stub period from June 21, 2019 through December 31, 2019 and for the fiscal years 2020 and 2021 based on the financial projections by Rudolph.to (ii) the “terminal value” of Rudolph as of December 31, 2021. Barclays used the mid-year convention in its discounted cash flow analysis to more accurately reflect the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year. Barclays calculated the projected unlevered free cash flows of Rudolph calculated as the amount equal to (a) EBITDA, excluding depreciation and amortization, multiplied by (b) one minus the tax rate, subtracting (c) capital expenditures and changes in net working capital, and adding the impact of (d) depreciation, amortization, and stock based compensation, based on the Rudolph projections and the amount of such items as set forth in the section entitled “—Rudolph Unaudited Financial Projections” beginning on page 125 of this joint proxy statement/prospectus. Using the “perpetuity growth” method, the terminal value of Rudolph was estimated by selecting a range of 2.0% to 4.0% of annual growth rates for Rudolph in perpetuity after December 31, 2021, which range was derived by Barclays utilizing its professional judgment and experience, taking into account the financial projections by Rudolph and market expectations regarding long-term growth of gross domestic product and inflation. The range of after-tax discount rates of 11.0% to 13.0% was selected based on an analysis of the ~~weighted average cost of capital~~WACC of Rudolph and the selected comparable companies. Barclays derived its WACC range for Rudolph by reviewing certain metrics of Rudolph, Nanometrics and the selected companies listed in the section entitled “—Selected Comparable Company Analysis” beginning on page 106 of this joint proxy statement/prospectus, including a five-year raw historical weekly beta per Bloomberg (as of June 21, 2019), market value of debt and market value of equity, each based on market data as of June 21, 2019, total capitalization, debt to equity ratio, debt in relation to debt plus equity, cost of debt, a 21% marginal tax rate for each of Rudolph and Nanometrics, marginal tax rates for comparable companies using an assumed marginal tax rate and unlevered beta. Barclays then calculated a range of implied present value prices per share of common stock of Rudolph by subtracting estimated net debt (found by subtracting the value of Rudolph’s cash and cash equivalents and marketable securities from the principal amount of its total debt which is zero) as of June 20, 2019, which was an amount equal to approximately $177.0 million, as provided by Rudolph management, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the diluted number of shares of common stock of Rudolph, calculated using the treasury stock method, and using the number of shares of common stock of Rudolph, Rudolph options, Rudolph RSU Awards, Rudolph PSU awards, and Rudolph common stock subject to purchase rights under the Rudolph ESPP outstanding as of June 20, 2019, as indicated in the table below. For purposes of Barclays’ discounted cash flow analysis, based on information provided by Rudolph management, Barclays assumed there were approximately 32.0 million shares of Rudolph common stock outstanding on a fully diluted basis.

Beginning on page 115 under the heading “THE MERGER—Opinion of Morgan Stanley, Rudolph’s Financial Advisor—Public Trading Comparables Analysis,” the last sentence of the first paragraph and the list of companies that follows are deleted. The following sentence and table are added to the end of the first paragraph on page 116:

The below table summarizes the companies and metrics employed in the analysis.

Metrology / Inspection

	AV / 2019 EBITDA	AV / 2020 EBITDA	Price / 2019 EPS	Price / 2020 EPS
Camtek Ltd.	N.A	N.A	12.0x	10.2x
KLA Corporation (formerly known as KLA-Tencor Corporation)	11.1x	9.4x	13.9x	10.9x
Nova Measuring Instruments Ltd.	10.6x	7.8x	18.5x	13.6x
Veeco Instruments, Inc.	N.M	N.M	N.M	N.M

Mid-Cap Semiconductor Equipment

	AV / 2019 EBITDA	AV / 2020 EBITDA	Price / 2019 EPS	Price / 2020 EPS
Advanced Energy Industries, Inc.	20.0x	8.9x	27.8x	14.4x
ASM International N.V.	11.0x	10.0x	14.1x	12.3x
Axcelis Technologies, Inc.	5.2x	N.A	24.9x	11.1x
BE Semiconductor Industries N.V.	14.3x	9.1x	28.0x	14.5x
Brooks Automation, Inc.	27.0x	18.9x	41.0x	25.9x
Coherent, Inc.	11.2x	9.0x	19.1x	13.0x
Cohu, Inc.	13.2x	6.7x	31.7x	9.0x
FormFactor, Inc.	11.2x	9.5x	17.5x	14.4x
Kulicke and Soffa Industries, Inc.	15.4x	6.0x	31.0x	10.2x
MKS Instruments, Inc.	9.2x	7.1x	14.6x	10.1x
Teradyne, Inc.	13.2x	11.1x	18.2x	14.6x

Under the heading “THE MERGER—Opinion of Morgan Stanley, Rudolph’s Financial Advisor—Relative Discounted Cash Flow Analysis,” the first full paragraph on page 119 is amended and restated as follows (with new text in bold):

Morgan Stanley then estimated the terminal values of Rudolph at the end of the forecast period by using perpetual growth rates ranging from 1.0% to 3.0%, which were applied to the forecasted unlevered free cash flows of Rudolph for CY 2028. Such perpetual growth rates were selected upon the application of Morgan Stanley’s professional judgment, knowledge of the industry and experience. The cash flows and terminal values were then discounted to present value as of June 30, 2019 using discount rates ranging from 8.6% to 9.6%, which discount rates were selected upon the application of Morgan Stanley’s professional judgment, knowledge of the industry and experience to reflect the weighted average cost of capital for Rudolph under the capital asset pricing model, which requires certain company-specific inputs, including a total debt to total capitalization ratio, a pre-tax cost of debt, a tax rate, and a beta, as well as certain financial metrics for the U.S. financial markets generally. The resulting aggregate values were then adjusted for estimated net cash as of June 30, 2019, which was an amount equal to approximately $185 million, as provided by Rudolph management. This analysis resulted in an implied per share equity value reference range for Rudolph common stock (rounded to the nearest dollar) of $53 to $72. This analysis assumed approximately 32 million fully diluted shares outstanding as of June 20, 2019, the latest date for which data was available, as calculated by Morgan Stanley based on the capitalization table provided by Rudolph management to Morgan Stanley.

Under the heading “THE MERGER—Opinion of Morgan Stanley, Rudolph’s Financial Advisor—Relative Discounted Cash Flow Analysis,” the third full paragraph on page 119 is amended and restated as follows (with new text in bold):

Morgan Stanley then estimated the terminal values of Nanometrics at the end of the forecast period by using perpetual growth rates ranging from 2.0% to 4.0%, which were applied to the forecasted unlevered free cash flows of Nanometrics for CY 2028. Such perpetual growth rates were selected upon the application of Morgan Stanley’s professional judgment, knowledge of the industry and experience. The cash flows and terminal values were then discounted to present value as of June 30, 2019 using discount rates ranging from 9.1% to 10.1%, which discount rates were selected upon the application of Morgan Stanley’s professional judgment, knowledge of the industry and experience to reflect the weighted average cost of capital for Nanometrics under the capital asset pricing model, which requires certain company-specific inputs, including a total debt to total capitalization ratio, a pre-tax cost of debt, a tax rate, and a beta, as well as certain financial metrics for the U.S. financial markets generally. The resulting aggregate values were then adjusted for estimated net cash as of June 30, 2019, which was an amount equal to approximately $149 million, as provided by Nanometrics management. This analysis resulted in an implied per share equity value reference range for Nanometrics common stock (rounded to the nearest dollar) of $72 to $101. This analysis assumed approximately 26 million fully diluted shares outstanding as of June 20, 2019, the latest date for which data was available, as calculated by Morgan Stanley based on the capitalization table provided by Nanometrics management to Morgan Stanley.

Under the heading “THE MERGER —Opinion of Morgan Stanley, Rudolph’s Financial Advisor—Relative Research Analysts’ Future Price Targets,” the third full paragraph on page 120 is amended and restated as follows (with new text in bold):

Morgan Stanley reviewed future public market trading price targets for Rudolph common stock and Nanometrics common stock prepared and published by the five research analysts reporting price targets per Capital IQ for each of Rudolph and Nanometrics as of June 21, 2019 (the last full trading day prior to the meeting of the Rudolph board of directors to adopt the merger agreement and approve the transactions contemplated thereby, including the merger). These forward targets reflected each analyst’s estimate of the 12-month future public market trading price of Rudolph common stock and Nanometrics common stock. The analyst price targets for Rudolph were $32.00, $31.00, $30.00, $28.50, and $23.00 per share as of June 21, 2019, as reported by Capital IQ. The analyst price targets for Nanometrics were $42.00, $41.00, $40.00, $40.00, and $39.00 per share as of June 21, 2019, as reported by Capital IQ. Morgan Stanley also discounted such 12-month future market trading price estimates by the mid-point cost of equity for Rudolph (9.1%) and Nanometrics (9.6%), respectively, as calculated under the capital asset pricing model.

Under the heading “THE MERGER—Summary of the Financial Projections by Nanometrics,” the table and related footnotes set forth on page 125 are replaced with the following (with new text in bold):

	Fiscal Year ended on the last Saturday of December
($ in millions)	2019E		2020E	2021E
Revenue	$321		$388	$469
Non-GAAP Gross Profit(1)	$179		$224	$278
Non-GAAP Operating Income(1)	$61		$98	$136
EBITDA(2)	$67		$106	$146
Tax Rate	20%		19%	20%
Non-GAAP Net Income(1)	$49		$79	$110
Calculation of Unlevered Free Cash Flow(3)
EBITDA(2)	$52	(4)	$106	$146
Depreciation & Amortization	$6	(4)	$11	$14
Tax Rate	20%		19%	20%
Capital Expenditures	$4	(4)	$12	$12
Stock Based Compensation	$6	(4)	$11	$11
Change in Net Working Capital	$4	(4)	$(15)	$21
Unlevered Free Cash Flow(3)	$41	(4)	$102	$99

(1)

Non-GAAP Gross Profit, Non-GAAP Operating Income, and Non-GAAP Net Income, are non-GAAP terms which were calculated excluding the impact of amortization, and certain discrete items which Nanometrics does not believe to be indicative of underlying business trends, but including the impact of stock-based compensation.

(2)

EBITDA, a non-GAAP term, was calculated as GAAP net income, excluding the impact of taxes, interest expense and income, amortization, depreciation, but including the impact of stock-based compensation expenses.

(3)

Unlevered Free Cash Flow, a non-GAAP term, was calculated by Barclays as the amount equal to (a) EBITDA (as provided by Nanometrics management and shown in the table above) excluding depreciation and amortization, multiplied by (b) one minus the tax rate, subtracting (c) capital expenditures and changes in net working capital, and adding the impact of (d) depreciation, amortization, and stock based compensation. This measure was not provided to Rudolph or Morgan Stanley.

(4)	Unlevered Free Cash Flow for 2019 was calculated by Barclays only for the period from June 22, 2019 through December 31, 2019.

Under the heading “THE MERGER—Summary of the Financial Projections by Nanometrics,” the table and related footnotes set forth on page 126 are replaced with the following (with new text in bold):

	Fiscal Year ended December 31,
($ in millions)	2019E		2020E	2021E
Revenue	$288		$343	$402
Adjusted Gross Profit(1)	$154		$185	$217
Adjusted Operating Income(2)	$57		$81	$107
Adjusted EBITDA(3)	$62		$87	$114
Tax Rate	17%		17%	17%
Adjusted Net Income(4)	$49		$70	$92
Calculation of Unlevered Free Cash Flow(5)
Adjusted EBITDA(3)	$45	(6)	$87	$114
Depreciation & Amortization	$4	(6)	$7	$7
Tax Rate	17%		17%	17%
Capital Expenditures	$4	(6)	$6	$7
Stock Based Compensation	$3	(6)	$7	$7
Change in Net Working Capital	$1	(6)	$11	$0
Unlevered Free Cash Flow(5)	$36	(6)	$64	$96

(1)	Adjusted gross profit, a non-GAAP term, was calculated as GAAP gross profit excluding the impact of amortization but including the impact of stock-based compensation expenses.
(2)	Adjusted operating income, a non-GAAP term, was calculated as GAAP operating income excluding the impact of amortization but including the impact of stock-based compensation expenses.

(3)

Adjusted EBITDA, a non-GAAP term, was calculated as GAAP net income excluding the impact of taxes, interest expense and income, amortization, depreciation, but including the impact of stock-based compensation expenses.

(4)	Adjusted net income, a non-GAAP term, was calculated as GAAP net income excluding the impact of amortization but including the impact of stock-based compensation expenses.
(5)

Unlevered Free Cash Flow, a non-GAAP term, was calculated by Barclays as the amount equal to (a) Adjusted EBITDA (based on EBITDA provided by Rudolph management, and adjusted by Barclays to include the impact of stock based compensation), excluding depreciation and amortization, multiplied by (b) one minus the tax rate, subtracting (c) capital expenditures and changes in net working capital, and adding the impact of (d) depreciation, amortization, and stock based compensation. This measure was not provided to Rudolph or Morgan Stanley.

(6)	Unlevered Free Cash Flow for 2019 was calculated by Barclays only for the period from June 22, 2019 through December 31, 2019.

Under the heading “THE MERGER—Summary of the Financial Projections by Rudolph,” the table and related footnotes set forth on page 129 are replaced with the following (with new text in bold):

	Fiscal Year Ended December 31,
($ in millions)	2019E		2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$288		$343	$402	$463	$524	$581	$632	$673	$702	$716
Adjusted Gross Profit(1)	$154		$186	$217	$250	$283	$314	$341	$364	$379	$387
Adjusted Operating Income(2)	$64		$88	$114	$132	$149	$165	$180	$192	$200	$204
Adjusted EBITDA(3)	$69		$94	$121	$139	$157	$175	$190	$202	$211	$215
Tax Rate	17%		17%	17%	17%	17%	17%	17%	17%	17%	17%
Adjusted Net Income(4)	$55		$76	$98	$113	$128	$142	$155	$165	$172	$175
Calculation of Unlevered Free Cash Flow:
Adjusted EBITDA(3)	$48	(*)	$94	$121	$139	$157	$175	$190	$202	$211	$215
Stock-Based Compensation	$(3)	(*)	$(7)	$(7)	$(8)	$(9)	$(10)	$(11)	$(12)	$(12)	$(13)
Tax Rate	17%		17%	17%	17%	17%	17%	17%	17%	17%	17%
Capital Expenditures	$(3)	(*)	$(6)	$(7)	$(8)	$(9)	$(10)	$(11)	$(12)	$(12)	$(12)
Decrease (Increase) in Net Working Capital	$(1)	(*)	$(11)	$—	$—	$—	$—	$—	$1	$1	$1
Unlevered Free Cash Flow(5)	$33	(*)	$57	$89	$102	$116	$129	$140	$149	$155	$158

(1)	Adjusted gross profit, a non-GAAP term, is defined as GAAP gross profit excluding the impact amortization and stock-based compensation expenses.
(2)	Adjusted operating income, a non-GAAP term, is defined as GAAP operating income excluding the impact of amortization and stock-based compensation expenses.
(3)	Adjusted EBITDA, a non-GAAP term, is defined as GAAP net income excluding the impact of taxes, interest expense and income, amortization, depreciation and stock-based compensation expenses.
(4)	Adjusted net income, a non-GAAP term, is defined as GAAP net income excluding the impact of amortization and stock-based compensation expenses.
(5)

Unlevered Free Cash Flow, a non-GAAP term, was calculated by Morgan Stanley as GAAP operating income, subtracting taxes, capital expenditures and increases in net working capital (if any), and then adding back depreciation and amortization expenses and decreases in net working capital (if any). This measure was not provided to Nanometrics or Barclays.

(*)	Represents estimates for the third and fourth fiscal quarters of 2019. Unlevered Free Cash Flow for 2019 was calculated by Morgan Stanley only for the third and fourth fiscal quarters of 2019.

Under the heading “THE MERGER—Summary of the Financial Projections by Rudolph” the table and related footnotes set forth on page 130 are replaced with the following:

	Fiscal Year Ended on the Last Saturday of December
($ in millions)	2019E		2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$321		$388	$469	$555	$642	$727	$804	$869	$917	$945
Adjusted Gross Profit(1)	$181		$226	$279	$330	$382	$433	$479	$518	$547	$563
Adjusted Operating Income(2)	$72		$110	$148	$175	$202	$229	$253	$274	$289	$297
Adjusted EBITDA(3)	$79		$117	$157	$186	$215	$244	$270	$292	$308	$317
Tax Rate	20%		19%	20%	20%	20%	20%	20%	20%	20%	20%
Adjusted Net Income(4)	$58		$88	$119	$140	$163	$184	$204	$220	$232	$239
Calculation of Unlevered Free Cash Flow:
Adjusted EBITDA(3)	$58	(*)	$117	$157	$186	$215	$244	$270	$292	$308	$317
Stock-Based Compensation	$(6)	(*)	$(11)	$(11)	$(13)	$(15)	$(17)	$(19)	$(21)	$(22)	$(23)
Tax Rate	20%		19%	20%	20%	20%	20%	20%	20%	20%	20%
Capital Expenditures	$(4)	(*)	$(12)	$(12)	$(14)	$(16)	$(19)	$(21)	$(22)	$(23)	$(24)
Decrease (Increase) in Net Working Capital	$(3)	(*)	$15	$(21)	$(24)	$(28)	$(32)	$(35)	$(38)	$(40)	$(42)
Unlevered Free Cash Flow(5)	$36	(*)	$90	$87	$103	$119	$135	$150	$162	$171	$176

(1)	Adjusted gross profit, a non-GAAP term, is defined as GAAP gross profit excluding the impact amortization and stock-based compensation expenses.
(2)	Adjusted operating income, a non-GAAP term, is defined as GAAP operating income excluding the impact of amortization and stock-based compensation expenses.
(3)	Adjusted EBITDA, a non-GAAP term, is defined as GAAP net income excluding the impact of taxes, interest expense and income, amortization, depreciation and stock-based compensation expenses.
(4)	Adjusted net income, a non-GAAP term, is defined as GAAP net income excluding the impact of amortization and stock-based compensation expenses.
(5)

Unlevered Free Cash Flow, a non-GAAP term, was calculated by Morgan Stanley as GAAP operating income, subtracting taxes, capital expenditures and increases in net working capital (if any), and then adding back depreciation and amortization expenses and decreases in net working capital (if any). This measure was not provided to Nanometrics or Barclays.

(*)	Represents estimates for the third and fourth fiscal quarters of 2019. Unlevered Free Cash Flow for 2019 was calculated by Morgan Stanley only for the third and fourth fiscal quarters of 2019.

Under the heading “THE MERGER —Litigation Relating to the Merger,” the following new paragraphs are inserted above the last full paragraph on page 136:

On September 6, 2019, a complaint was filed against Nanometrics and each of Nanometrics’ directors in the United States District Court for the Northern District of California. The lawsuit, captioned Bryden-Moore v. Nanometrics Incorporated, et al., Civil Action No. 5:19-cv-05625, alleges violations of Sections 14(a) and 20(a) of the Exchange Act, against the defendants for allegedly disseminating a false or misleading registration and proxy statement in connection with the proposed merger of Rudolph and Nanometrics. The plaintiff seeks to (i) have the registration statement declared materially misleading; (ii) enjoin the defendants from proceeding with, consummating, or closing the proposed merger, unless and until Nanometrics discloses to its stockholders the allegedly material information discussed in the complaint; and (iii) be awarded rescissory damages if the proposed merger is consummated. The plaintiff also seeks an award of costs and expenses, expert fees and attorneys’ fees.

On October 10, 2019, a complaint was filed against Rudolph and each of Rudolph’s directors in the United States District Court for the District of Massachusetts. The lawsuit, captioned Roy v. Rudolph Technologies, Inc., et al., Civil Action No. 1:19-cv-12103, alleges violations of Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, against the defendants for allegedly disseminating a false and misleading proxy statement in connection with the proposed merger of Rudolph and Nanometrics. The plaintiff has asked the court to, among other things, (i) enjoin the defendants from proceeding with, consummating, or closing the proposed merger, unless and until Rudolph discloses to its stockholders the allegedly material information discussed in the complaint; (ii) in the event the proposed merger is consummated, rescind and set aside the merger or award rescissory damages; and (iii) award costs, attorneys’ fees and experts’ fees.

Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the control of Nanometrics and Rudolph. Statements in this Current Report on Form 8-K regarding Nanometrics, Rudolph, or the proposed business combination between Nanometrics and Rudolph (the “Proposed Transaction”) that are forward-looking, including statements regarding the potential outcome of the Shareholder Actions and financial forecasts of Nanometrics or Rudolph, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Nanometrics’ and Rudolph’s control. These factors and risks include, but are not limited to, (i) weakening of global and/or regional economic conditions, generally or specifically in the semiconductor industry, which could decrease the demand for Nanometrics’ and Rudolph’s products and solutions; (ii) the ability of Nanometrics or Rudolph to meet rapid demand shifts; (iii) the ability of Nanometrics or Rudolph to continue technological innovation and introduce new products to meet customers’ rapidly changing requirements; (iv) the companies’ concentrated customer bases; (v) the ability of Nanometrics or Rudolph to identify, effect and integrate acquisitions, joint ventures or other transactions; (vi) the ability of Nanometrics or Rudolph to protect and enforce intellectual property rights; (vii) operational, political and legal risks of Nanometrics’ and Rudolph’s international operations; (viii) the increasing complexity of certain manufacturing processes; (ix) raw material shortages and price increases; (x) changes in government regulations of the countries in which Nanometrics and Rudolph operate; (xi) the fluctuation of currency exchange rates; (xii) fluctuations in the market price of Nanometrics’ stock; and (xiii) other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the ability of the companies’ to integrate their respective businesses promptly and effectively and to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the companies’ ability to obtain the approval of the Proposed Transaction by their respective stockholders and the timing of the closing of the Proposed Transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the Proposed Transaction to close for any other reason; the risk that a consent or authorization that may be required for the Proposed Transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the Proposed Transaction; and the diversion of management time in connection with the Proposed Transaction. For a more detailed discussion of such risks and other factors, see Nanometrics’ and Rudolph’s filings with the Securities and Exchange Commission (the “SEC”), including under the heading “Risks Factors” in Nanometrics’ Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed on February 25, 2019, and Rudolph’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed on February 15, 2019 and in any other subsequently filed periodic reports or other filings of the companies with the SEC, each as available on the SEC website at www.sec.gov or investor.nanometrics.com or investors.rudolphtech.com. Neither Nanometrics nor Rudolph assumes any obligation to update any forward-looking statements or information, which speak as of their respective dates, to reflect events or circumstances after the date of this Current Report on Form 8-K, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Investors should not assume that any lack of update to a previously issued “forward-looking statement” constitutes a reaffirmation of that statement.

Additional Information and Where to Find It

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This Current Report on Form 8-K relates to the Proposed Transaction. In connection with the Proposed Transaction, Nanometrics filed with the SEC an amendment to the registration statement on Form S-4 on September 6, 2019, which includes a joint proxy statement of Nanometrics and Rudolph that also constitutes a prospectus of Nanometrics. The registration statement was declared effective by the SEC on September 10, 2019, and Nanometrics and Rudolph commenced mailing the joint proxy statement/prospectus to stockholders of Nanometrics and stockholders of Rudolph on or about September 12, 2019. Each of Nanometrics and Rudolph also plan to file other relevant documents with the SEC regarding the Proposed Transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents containing important information about Nanometrics and Rudolph through SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nanometrics are available free of charge on Nanometrics’ website at investor.nanometrics.com or by contacting Nanometrics’ Investor Relations Department by email at ir@nanometrics.com or by phone at (530) 265-9899. Copies of the documents filed with the SEC by Rudolph are available free of charge on Rudolph’s website at investors.rudolphtech.com or by contacting Rudolph’s Investor Relations Department by email at investors@rudolphtech.com or by phone at (978) 253-6200.

Participants in the Solicitation

Nanometrics, Rudolph and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information about the directors and executive officers of Nanometrics is set forth in Nanometrics’ proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 3, 2019, and Nanometrics’ Annual Report on Form 10-K for the fiscal year ended December 29, 2018, which was filed with the SEC on February 25, 2019. Information about the directors and executive officers of Rudolph is set forth in its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 2, 2019, and Rudolph’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 15, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction. Investors should read the joint proxy statement/prospectus and other relevant materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from Nanometrics or Rudolph using the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NANOMETRICS INCORPORATED

Date: October 11, 2019	By:	/s/ Janet Taylor
Janet Taylor
General Counsel